UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities & Exchange Act of 1934

Amendment No. __)*


PRG-Schultz International, Inc.
(Name of Issuer)


Common Stock, no par value
Title of Class of Securities)


69357C503
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     (X)   Rule 13d-1(b)

     ( )   Rule 13d-1(c)

     ( )   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CUSIP No. 69357C503

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

   Sandelman Partners, LP

2.  Check the Appropriate Box if a Member of a Group (See
Instructions) N/A

     (a) (  )
     (b) (  )

3. SEC Use Only
____________________________________________________________

4. Citizenship or Place of Organization:  Delaware, USA

Number of          5.  Sole Voting Power: 0
Shares Bene-
ficially by        6.  Shared Voting Power: 1,197,886
Owned by Each
Reporting          7.  Sole Dispositive Power: 0
Person With:
                   8.  Shared Dispositive Power: 1,197,886

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,197,886

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (  )

11. Percent of Class Represented by Amount in Row (9):  13.53%

12. Type of Reporting Person (See Instructions):  IA

____________________________________________________________


1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

   Sandelman Partners Multi-Strategy Master Fund, Ltd.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions) N/A

     (a) (  )
     (b) (  )

3. SEC Use Only
____________________________________________________________

4. Citizenship or Place of Organization:  Cayman Islands

Number of          5.  Sole Voting Power: 0
Shares Bene-
ficially by        6.  Shared Voting Power: 1,197,886
Owned by Each
Reporting          7.  Sole Dispositive Power: 0
Person With:
                   8.  Shared Dispositive Power: 1,197,886

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,197,886

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (  )

11. Percent of Class Represented by Amount in Row (9):  13.53%

12. Type of Reporting Person (See Instructions):  OO


____________________________________________________________


1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

   Sandelman Partners GP, LLC

2.  Check the Appropriate Box if a Member of a Group (See
Instructions) N/A

     (a) (  )
     (b) (  )

3. SEC Use Only
____________________________________________________________

4. Citizenship or Place of Organization:  Delaware, USA

Number of          5.  Sole Voting Power: 0
Shares Bene-
ficially by        6.  Shared Voting Power: 1,197,886
Owned by Each
Reporting          7.  Sole Dispositive Power: 0
Person With:
                   8.  Shared Dispositive Power: 1,197,886

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,197,886

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (  )

11. Percent of Class Represented by Amount in Row (9):  13.53%

12. Type of Reporting Person (See Instructions):  OO, HC

____________________________________________________________


1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

   Jonathan Sandelman

2.  Check the Appropriate Box if a Member of a Group (See
Instructions) N/A

     (a) (  )
     (b) (  )

3. SEC Use Only
____________________________________________________________

4. Citizenship or Place of Organization:  US Citizen

Number of          5.  Sole Voting Power: 0
Shares Bene-
ficially by        6.  Shared Voting Power: 1,197,886
Owned by Each
Reporting          7.  Sole Dispositive Power: 0
Person With:
                   8.  Shared Dispositive Power: 1,197,886

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,197,886

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (  )

11. Percent of Class Represented by Amount in Row (9):  13.53%

12. Type of Reporting Person (See Instructions):  IN, HC

Item 1.

(a) Name of Issuer
PRG-Schultz International, Inc.
(the "Company")

     (b) Address of Issuer's Principal Executive Offices
         600 Galleria Parkway, Suite 100
         Atlanta, Georgia 30339-5986

Item 2.

     (a) Name of Person Filing
         Sandelman Partners, LP

     (b) Address of Principal Business Office or, if none,
         Residence
         500 Park Avenue, 3rd Floor
         New York, NY 10022

     (c) Citizenship
         Delaware limited partnership

     (d) Title of Class of Securities
         Common stock, no par value

     (e) CUSIP Number
         69357C503

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) ( ) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) (  ) Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C 78c).

     (c) ( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ( ) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) (X) An investment adviser in accordance with Section
             240.13d-1(b)(1)(ii)(E);

     (f) ( ) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) ( ) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h) ( ) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) ( ) A church plan the is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C.)

     (j) (  ) Group, in accordance with Section 240.13d-1(b)(1)
              (ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

     (a) Amount beneficially owned:
As of December 31, 2006, 1,197,886 shares of common stock, which includes 167,981 shares of common stock, 462,882 shares issuable upon conversion of the Company's 9.0% Senior Series A Convertible Participating
Preferred Stock (the "Series A Preferred Stock") and 567,023 shares issuable upon conversion of the Company's 10% Senior
Convertible Notes Due 03-15-2011 (the "10% Convertible
Notes").

     (b) Percent of class:
         As of December 31, 2006, 13.53%, calculated based on 8,856,222 shares of common stock outstanding, which number is calculated by adding (i)6,890,102 (the number of shares of common stock outstanding as of October 31, 2006, as reported on the Company's 10Q report filed on November 8, 2006);
         (ii) 936,215 (the number of shares of common stock issued upon conversion of 21,217 shares of Series A Preferred Shares by market participants in the period from October 31, 2006 to December 31, 2006 as reported on forms 8K); and (iii) 1,029,905 (the number of shares of common stock deemed held under Rule 240.13d-3(d)(1) as a result of the beneficial ownership of the Series A Preferred Stock and the 10% Convertible Notes).


     (c) Number of shares as to which the person has:

         (i)    Sole power to vote or to direct the vote: 0
         (ii)   Shared power to vote or to direct the vote: 1,197,886

         (iii) Sole power to dispose or to direct the disposition of: 0

         (iv) Shared power to dispose or to direct the disposition of: 1,197,886

     Instruction. For computations regarding securities which represents a right to acquire an underlying security see Section
240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

     Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      Sandelman Partners, LP is registered as an investment adviser under Section 203 of the Investment Advisors Act of 1940
      (15 USC 80b-3) and has discretionary authority with regard to an account that holds the Common Stock, Series A Preferred Stock and the 10% Convertible Notes. Sandelman Partners GP, LLC is the General Partner of Sandelman Partners, LP, and Jonathan
      Sandelman is the Managing Member of the general partner.

      The account over which Sandelman Partners, LP has discretionary authority and that holds the securities reported herein is Sandelman Partners Multi-Strategy Master Fund, Ltd..
      It holds 167,981 shares of common stock and 1,029,905 shares under Section 240.13d-3(d)(1) as a result of the beneficial ownership of the Series A Preferred Stock and the 10% Convertible Notes.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company

        See revelant cover pages and item 6 above.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

     If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attached an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group.

        Not applicable.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


Item 10. Certifications

        Item 10 (a)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        Item 10 (b)  Not Applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

Sandelman Partners, LP

/s/ Jonathan Sandelman
      	Signature


Jonathan Sandelman, CEO
     	Name/Title



Sandelman Partners Multi-
Strategy Master Fund, Ltd.
by: Sandelman Partners, LP

/s/ Jonathan Sandelman
	Signature

Jonathan Sandelman, CEO
	Name/Title



Sandelman Partners GP, LLC

/s/ Jonathan Sandelman
	Signature

Jonathan Sandelman, Managing Member
	Name/Title



Jonathan Sandelman

/s/ Jonathan Sandelman
	Signature